Exhibit 99.1

Response Biomedical Corporation Announces Termination of Sales and Distribution Agreement with Roche Diagnostics

VANCOUVER, British Columbia--(BUSINESS WIRE)--September 1, 2011--Response Biomedical Corporation (TSX:RBM, OTCBB:RPBIF) today announced that Roche Diagnostics has terminated, effective September 30, 2011, the sales and distribution agreement between Roche and Response dated June 25, 2008. Under the terms of that agreement and related agreements, Roche Diagnostics had agreed to distribute Response’s cardiovascular point-of-care (POC) tests on the RAMP® 200 Reader in the US. Response does not expect the termination of its agreement with Roche Diagnostics to have a material impact on its financial results for the current year.

Roche Diagnostics terminated the agreement because Response has not obtained the necessary approvals from the U.S. Food and Drug Administration (FDA) to permit Roche Diagnostics to market Response’s cardiovascular POC tests in the United States using the RAMP® 200 Reader. Additionally, as previously disclosed, Response has received notification from the FDA that its NTproBNP Assay on the RAMP® 200 Reader did not meet the criteria to obtain a waiver under the Clinical Laboratory Improvement Amendments of 1988 (CLIA). Subsequent review of this FDA notification by the Company over the past month led to the conclusion that the Company's cardiovascular panel, including its assays for NT-proBNP, troponin, myoglobin, and CK-MB, while cleared for sale in the US on the RAMP® Reader, would need to have new FDA submissions approved to allow sale in the US on the RAMP® 200 Reader.

Response is currently considering its options with respect to seeking partners to market its cardiovascular POC test panel on the RAMP® Reader and obtaining the required clearances to permit marketing of the cardiovascular POC test panel on the RAMP® 200 reader in the United States. Response will continue to market the cardiovascular POC test panel on both the RAMP® 200 reader and RAMP® Reader outside the US, and the RAMP® Flu A/B Assay and RAMP® RSV Assay on the RAMP® 200 reader globally where approved for sale by relevant regulatory authorities.

“Response has enjoyed a productive relationship with Roche Diagnostics over the years. We greatly appreciate their efforts on our behalf as a partner. We are disappointed that the changing regulatory environment in the US has greatly increased the time and cost associated with obtaining new approvals for cardiovascular POC testing. Near-patient cardiovascular testing offers benefits both to the patient and to the economics of healthcare systems that we believe will continue to shift the focus of testing from the central laboratory towards settings close to the patient where this critical information is most needed. Response will continue to support this paradigm by offering our cardiovascular POC panel on the RAMP® Reader in the US and on both our RAMP® Reader and our RAMP® 200 reader outside the US.,” said Peter A. Thompson, MD, Executive Chairman of the Board and interim CEO of Response.

About Response Biomedical

Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP® platform for clinical and environmental applications. RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point of care testing and laboratory use.

The RAMP® system consists of a reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP® clinical tests are commercially available for the early detection of heart attack and congestive heart failure through our commercial partners and distributors.

In the non-clinical market, RAMP® Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.

Response has achieved CE Marking for its readers and clinical tests and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2008.

Response Biomedical is a publicly traded company listed on the TSX under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBFD". For further information, please visit the Company's website at www.responsebio.com.

About CLIA

In the US, the FDA has the authority to determine whether particular tests are "simple" and have "an insignificant risk of an erroneous result" under CLIA and thus eligible for waiver categorization. The Centers for Medicare & and Medicaid Services (CMS) is responsible for oversight of clinical laboratories, which includes issuing waiver certificates. CLIA requires that US clinical laboratories obtain a certificate before accepting materials derived from the human body for laboratory tests, and laboratories that perform only tests that are "simple" and that have an "insignificant risk of an erroneous result" may obtain a certificate of waiver.

About the RAMP® Reader and RAMP® 200 reader

The RAMP® enabling platform is a portable scanning fluorescence quantitative analysis platform for near patient testing that enables rapid and robust quantitative results. The platform includes easy software upgrades, data management capabilities and unique interface options. The RAMP® Reader features a small footprint and attractive ease of use for moderate throughput settings. The RAMP® 200 reader has innovative design features, including the multi-port capability to run 18 tests per hour on one module and up to 36 tests per hour, using three modules. This allows tests to be run on multiple patients simultaneously or multiple assays to be run for one patient. More information on our proprietary RAMP® technology can be found at www.responsebio.com.

Statements contained in this press release relating to future results, events or developments, for example, statements regarding the private placement, future revenues, our expanding global network, growth possibilities and statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable U.S. and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our limited available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations and our ability to raise additional capital as and when needed; our need for substantial additional funding to conduct research and development and commercialization activities; current financial market conditions which may negatively affect our ability to obtain financing; the ability to obtain regulatory approval and shareholder acceptance of planned financings, changing facility costs and other risks relating to our facilities expansion plans; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; our ability to obtain and maintain rights to technology from licensors; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; technical risk in research and development; adverse results or unexpected delays in product development and clinical trials; our ability to retain, and our reliance upon, third party suppliers, manufacturers, distributors and alliance partners; our ability to attract and retain qualified personnel; our ability to effectively and efficiently manage the planned growth of our operations in Asia and in other international markets; our ability to obtain, and the timing of, necessary regulatory approvals; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; competition including competition from others with significantly more resources; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; fluctuations in interest rates and foreign exchange rates; seasonality including government budget cycles; general economic and business conditions where we operate; and other factors referenced in our annual report on Form 20-F, our Annual Information Form (AIF) and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments, except as required by law.

CONTACT:
Response Biomedical Corporation:
Patricia Massitti, 604-456-6010
Senior Director, Administration & Corporate Communications
pmassitti@responsebio.com